UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Member's Equity
BALANCE — January 1, 2016	$ 142,733,629
Contributions related to stock plan	138,447
Net loss	(5,925,271)
BALANCE — December 31, 2016	$ 136,946,805

See accompanying notes to financial statements.